SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04039757

FORM 11-K

BEST AVAILABLE COPY

SEC MAIL PROCESSING RECEIVED JUN 28 2004 WASH. D.C. 155 SECTION

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2003**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

Commission file number **2-93530**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORTHEAST UTILITIES SERVICE COMPANY
401k PLAN
107 Selden Street
Berlin, Connecticut 06037-1616

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

NORTHEAST UTILITIES
174 Brush Hill Avenue
West Springfield, Massachusetts 01090-0010

PROCESSED
JUL 07 2004
THOMSON FINANCIAL

Financial Statements

The following financial statements are filed as a part of this annual report:

(a) Financial Statements

1. Financial statements of Northeast Utilities Service Company 401k Plan as of December 31, 2003 and 2002 and for the fiscal years ended December 31, 2003 and 2002, including the report of Deloitte & Touche LLP with respect thereto

SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHEAST UTILITIES SERVICE COMPANY
401k PLAN

Date 6/25/04 By: Jean M. LaVecchia /s/ Jean M. LaVecchia
Jean M. LaVecchia
Vice President-Human Resources and Environmental Services
Northeast Utilities Service Company

EXHIBIT INDEX

Deloitte.

Deloitte & Touche LLP
City Place I, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-63023 of Northeast Utilities on Form S-8 of our report dated June 25, 2004, appearing in this Annual Report on Form 11-K of Northeast Utilities Service Company 401(k) Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

June 25, 2004

Northeast Utilities Service Company 401K Plan

Together With the Report of Independent Registered Public Accounting Firm

Financial Statements
As of and For The Years Ended December 31, 2003 and 2002

Supplemental Schedule
As of December 31, 2003

NORTHEAST UTILITIES SERVICE COMPANY 401K PLAN

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
City Place I, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Northeast Utilities Service Company
401(k) Plan
Berlin, Connecticut

We have audited the accompanying statements of net assets available for benefits of Northeast Utilities Service Company 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2004

NORTHEAST UTILITIES SERVICE COMPANY 401K PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2003 AND 2002

ASSETS:	2003	2002
Investments, at fair value except as noted:		
Registered investment companies	$430,288,293	$333,983,880
Contract with insurance company, at contract value	328,709,986	310,323,602
ESOP allocated Northeast Utilities common shares	112,174,168	83,662,254
ESOP unallocated Northeast Utilities common shares	64,984,614	57,448,016
Northeast Utilities Common Shares Fund	32,476,429	29,106,235
Investment held by Brokerage Link	2,726,877	1,307,317
Loans receivable	10,000,035	11,558,569
Total investments	981,360,402	827,389,873
Net amount receivable from Northeast Utilities	13,409,450	13,789,773
Total assets	994,769,852	841,179,646
LIABILITIES:		
Notes payable to Northeast Utilities	75,458,880	89,248,653
NET ASSETS AVAILABLE FOR BENEFITS	$919,310,972	$751,930,993

See notes to financial statements.

Shares for the ESOP Trust) from NU using the proceeds of a $75 million loan from NU (see Note 8). Two-thirds of the employer matching contributions to participants are used to make payments on the loans from NU, permitting the allocation of ESOP shares to those participants' accounts in lieu of cash employer matching contributions. Unless at least 55 years of age with at least 5 years of credited service, participants may not direct the reinvestment of these shares except as may be required to meet IRC requirements.

TRAESOP/PAYSOP - On March 9, 1992, the Plan was amended to provide for the merger into the Plan of the Northeast Utilities Service Company Tax Reduction Act Employee Stock Ownership Plan ("TRAESOP") and the Northeast Utilities Service Company Payroll-Based Employee Stock Ownership Plan ("PAYSOP"), which are two ESOPs for which the applicable tax credits had expired. Participants' accounts under the TRAESOP and PAYSOP are maintained as separate participant accounts under the Plan.

Dividends on NU common shares held in TRAESOP/PAYSOP accounts are paid in cash to the participant (if the participant so elected pursuant to a one-time election in 1992), used to make payments on ESOP loans or used to purchase NU common shares on the open market for the accounts of participants under the Plan. As dividends are used to make payments on either of these ESOP loans, ESOP shares are released for allocation to participants' accounts. Payments on either of the ESOP loans may be made with employer matching contributions under the Plan as provided above or with dividends on NU common shares formerly held in the TRAESOP/PAYSOP or held in the ESOP trust.

Contributions - The Company matches 100 percent of the first 3 percent of compensation contributed on a pre-tax basis for each bargaining and non-bargaining unit employee with at least six months service (two-thirds of Company matching contributions is in the form of allocated ESOP shares). The maximum pre-tax employee contribution is the lesser of $12,000 or 25 percent of compensation. For individuals who are age 50 or older during the 2003 calendar year who have made the maximum allowable contribution of $12,000, a catch-up contribution of an additional $2,000 could be made. In addition, the Company may make discretionary contributions to the Plan.

Vesting - A participant is fully vested in his or her own contributions at all times. Effective April 1, 2000, participants are fully vested with respect to employer matching contributions.

As of December 31, 2003 and 2002, investments in the fixed income option include $253,511 and $289,574, respectively, of forfeitures that may be used to offset future Company contributions to the Plan. These forfeitures resulted from participants that left the Plan prior to the April 1, 2000 amendment.

Benefits - Following termination or retirement, the participant has several options: participants may defer receipt of their monies if their account balance is greater than $5,000, they can initiate a direct rollover from the Plan to another qualified plan or individual retirement account, they can request a lump sum disbursement, or they can receive installment payments. Participants may take partial distributions under certain circumstances. In-service withdrawals and loans are permitted if certain criteria are met.

Participant Accounts - Individual accounts are maintained for each of the Plan participants to reflect each participant's share of the Company's contribution, the participant's contribution and the Plan's income. Allocations of income are determined at the employee account level.

ownership by the Plan), rather than a separate account of the issuer. The wrapper is fully benefit responsive and provides that participants can, and must, execute plan transactions at contract value, and insures the underlying assets at contract value. The fair value of the underlying assets at December 31, 2003 and 2002 were $352,418,680 and $333,702,732, respectively. These assets are managed by PIMCO and Fidelity Investment Management Company and together with the wrapper had a contract value of $328,709,986 and $310,323,602, respectively. The Fixed Income Fund produced an average yield of 5.85 percent and 6.25 percent for the years ended December 31, 2003 and 2002, respectively. The crediting interest rate of the Fixed Income Fund, which is set twice per year, was 5.75 percent and 6.25 percent at December 31, 2003 and 2002, respectively.

3. INVESTMENTS

The fair value of individual investments representing 5 percent or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002, were as follows:

	2003	2002
Northeast Utilities Common Shares (Including the NU Common Shares Fund)	$ 209,635,211	$ 170,216,505
State Street Bank and Trust Company Contract; 102014	328,709,986	310,323,602
Fidelity Growth Company Fund	118,775,028	85,612,446
Fidelity Growth and Income Fund	115,685,415	101,822,489
Fidelity Magellan Fund	81,971,949	67,829,712
Fidelity Spartan U.S. Equity Index Fund	49,629,792	38,580,595

During 2003, the Plan's investments appreciated/(depreciated) in fair value as follows:

	Net Appreciation/ (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year ended December 31, 2003 fair value as determined by quoted market value:		
Fixed income	$ 1	$ 328,709,986
Common Shares (Including the NU Common Shares Fund)	62,710,533	212,362,088
Mutual funds	77,722,021	430,288,293
Loans receivable	(11,087)	10,000,035
	$ 140,421,468	$ 981,360,402